EXHIBIT 99.1

Statoil ASA: Statoil's share saving plan allocates shares

STAVANGER, Norway, April 20, 2016 -- The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on 15 April 2016 for use in the group's Share Saving Plan have on 19 April 2016 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 8,855,095 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 130.50.

Name	Allocated shares in April	New total Statoil share holding
Bacher, Lars Christian	118	22 426
Di Valerio, Ingrid E.	135	3 300
Dodson, Timothy	476	29 914
Gjærum, Reidar	338	25 882
Grønland, Hilde A.	110	1 463
Hegge, Hans Jakob	534	24 442
Hovden, Magne Andre	311	13 173
Klouman, Hans Henrik	488	26 513
Kvelvane, Ørjan	207	3 985
Mathieu, Philippe F.	247	10 097
Opedal, Anders	245	14 756
Rummelhoff, Irene	356	17 995
Skeie, Svein	410	22 565
Sætre, Eldar	679	40 703
Øvrum, Margareth	615	44 648

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

HUG#2005009

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524